EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2010	2009*	2010	2009*
Earnings per common share — basic
Net (loss) income	$(23,362)	$(309)	$(25,855)	$386
Less: CPP Preferred Dividends	269	237	506	474
Dividends paid and undistributed (losses)/earnings allocated to participating securities	(172)	(4)	(187)	2

Net Income Available to Common Shareholders	$(23,459)	$(542)	$(26,174)	$(90)

Weighted average common shares outstanding	2,483,025	2,474,719	2,482,883	2,472,383

Earnings per common share	$(9.44)	$(0.22)	$(10.53)	$(0.04)

(1)	As of September 30, 2010, there were no potentially dilutive shares except for 54,369 unvested restricted shares which are also participating securities.

*	Restated as previously disclosed in a Form 8-K filed with the Securities and Exchange Commission on July 15, 2010.